# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Applied Digital Corp., CIK 0001144879
CUSIP: 038169207
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 3811 TURTLE CREEK BLVD., SUITE 2100, Dallas, Texas (TX), 75219
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-24-006320
Filed by CIK 0001643569

## Reporting persons
- CLEARFIELD CAPITAL MANAGEMENT LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,005,779; sole dispositive power 0; shared dispositive power 5,005,779; aggregate amount beneficially owned 5,005,779 (2.4% of the class)
- Philip J. Hilal: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 5,005,779; sole dispositive power 0; shared dispositive power 5,005,779; aggregate amount beneficially owned 5,005,779 (2.4% of the class)

## Item 1. Issuer
Name of issuer: Applied Digital Corp.
Address of issuer's principal executive offices: 3811 Turtle Creek Blvd., Suite 2100, Dallas TX 75219

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Clearfield Capital Management LP (the "Investment Manager"), a Delaware limited partnership, and the investment manager to Clearfield Master Fund LP (the "Clearfield Fund"), with respect to the shares of common stock, par value $0.001 per share ("Common Stock") of Applied Digital Corp. (the "Company") directly held by the Clearfield Fund; and

(ii) Mr. Philip J. Hilal ("Mr. Hilal"), the Chief Investment Officer of the Investment Manager and the Managing Member of Clearfield Capital Management GP LLC, the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Clearfield Fund.

The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 430 Park Avenue, 11th Floor, New York, NY 10022.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Hilal is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 211,245,607 shares of Common Stock outstanding as of November 20, 2024, as reported in the Company's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on November 27, 2024.
Percent of class: 2.4
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CLEARFIELD CAPITAL MANAGEMENT LP: /s/ Philip J. Hilal, Philip J. Hilal, Chief Investment Officer (02/14/2025)
- Philip J. Hilal: /s/ Philip J. Hilal, Philip J. Hilal, individually (02/14/2025)